

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2011

Via E-mail
Thomas J. Baldwin
Chairman and Chief Executive Officer
ROI Acquisition Corp.
9 West 57th Street
New York, New York 10019

> **Re:** **ROI Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 25, 2011**
> **File No. 333-177340**

Dear Mr. Baldwin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated November 10, 2011. Please note that you will need to refile an executed version of the legal opinion provided by Kramer Levin Naftalis & Frankel LLP prior to effectiveness.

Registration Cover Page

2. We note you deleted the registration fee table with this amendment. Please include the table in all subsequent amendments to your registration statement.

Summary, page 5

3. We note your response to comment 4 in our letter dated November 10, 2011; specifically your deletion of the risk factor noting that the exercise price of your

warrants is higher than typically seen in similar blank check companies. Please tell us which "current generation of offerings by special acquisition companies" you are referring to in your response.

The Offering, page 9

4.   We note your response to comment 14 in our letter dated November 10, 2011. In this section, please also include the number of authorized but unissued shares of your common and preferred stock that will be available for issuance immediately after this offering and the purchase of the private placement warrants and units.

Redemption of warrants, page 11

5.   Please revise to disclose what factors management will consider in determining whether to require all warrant holders to exercise their warrants on a cashless basis.

Permitted purchases of public shares by us prior to consummation…, page 16

6.   Please tell us the steps you will take to ensure that the potential purchases are only made when you and your affiliates are not in possession of any material non-public information. Please tell us whether you intend to rely on Rule 10b5-1, and whether you have established, or will establish, any Rule 10b5-1 plans with respect to your proposed repurchase activity. If so, provide us with the details of such plans.

7.   Please revise to briefly discuss the specific requirements for making purchases pursuant to Rule 10b-18. In addition, revise your registration statement where appropriate to clarify the extent to which your repurchases may be significantly limited by your inability to comply with the conditions of Rule 10b-18, particularly, if applicable, investors elect not to trade the shares of your common stock separately from your units.

8.   Further, please provide us with your analysis of the applicability of Rule 14e-5 to any purchase of shares after the announcement of the business combination given that you may conduct a tender offer subsequent to such.

Other permitted purchases of public shares by us or our affiliates, page 16

9.   Please provide us with your detailed analysis explaining how you determined that the privately negotiated purchases discussed here would comply with the tender offer rules and Rule 13e-3, citing all authority upon which you rely and addressing the steps you intend to take to avoid implicating these rules, if any.

10. Please revise to clarify your discussion of Regulation M and the applicable restricted periods. State the basic restricted period, and if material, explain how there may be alternative restricted periods depending on the structure of the transaction. Tell us the specific rule or guidance upon which you are relying on.

Open market or private placement purchases of securities by our sponsor, page 17

11. We note your revised disclosure provided in response to comment 8 in our letter dated November 10, 2011. Please clarify your disclosure related to the sponsor's choice to make such purchases. Please clarify whether the sponsor has established, or will establish, any Rule 10b5-1 plans with respect to the proposed repurchase activity. If so, provide us with the details of such plans.

Limitation on redemption rights and voting rights of stockholders holding 10% or more of the shares sold…, page 21

12. We note your disclosure that, by limiting a shareholder's ability to redeem no more than 10% of shares sold in this offering, you believe you have limited the ability of a small group of shareholders to block a transaction which is favored by your other public shareholders. Please balance this disclosure by indicating that by, limiting redemptions in such a manner, you are also enabling the company to consummate a transaction opposed by significant public shareholders.

Risk Factors, page 27

Our public stockholders may not be afforded an opportunity…, page 27

13. Given this risk factor addresses the situation where your shareholders are not afforded the opportunity to vote on a proposed business combination, please revise the second sentence to remove the reference to your shareholders not approving the business combination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Christopher Auguste, Esq.
        Kramer Levin Naftalis & Frankel LLP